Interim Consolidated Financial Statements
(unaudited)
For the period ended March 31, 2005

EnCana Corporation

U.S. DOLLARS

Interim Report
For the period ended March 31, 2005

EnCana Corporation

CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		Three Months Ended
		March 31,
($ millions, except per share amounts)		2005	2004

REVENUES, NET OF ROYALTIES
Upstream	(Note 2)	$2,106	$1,629
Midstream & Market Optimization	(Note 2)	1,527	1,419
Corporate	(Note 2)	(972)	(318)

		2,661	2,730

EXPENSES	(Note 2)
Production and mineral taxes		87	54
Transportation and selling		136	135
Operating		372	317
Purchased product		1,363	1,287
Depreciation, depletion and amortization		686	526
Administrative		61	49
Interest, net		100	79
Accretion of asset retirement obligation	(Note 8)	9	6
Foreign exchange loss	(Note 5)	31	59
Stock-based compensation		4	5
Gain on dispositions	(Note 4)	—	(34)

		2,849	2,483

NET (LOSS) EARNINGS BEFORE INCOME TAX		(188)	247
Income tax recovery	(Note 6)	(63)	(79)

NET (LOSS) EARNINGS FROM CONTINUING OPERATIONS		(125)	326
NET EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS	(Note 3)	80	(36)

NET (LOSS) EARNINGS		$(45)	$290

NET (LOSS) EARNINGS FROM CONTINUING OPERATIONS PER COMMON SHARE	(Note 11)
Basic		$(0.28)	$0.71
Diluted		$(0.28)	$0.70

NET (LOSS) EARNINGS PER COMMON SHARE	(Note 11)
Basic		$(0.10)	$0.63
Diluted		$(0.10)	$0.62

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)

		Three Months Ended
		March 31,
($ millions)		2005	2004

RETAINED EARNINGS, BEGINNING OF YEAR		$7,935	$5,276
Net (Loss) Earnings		(45)	290
Dividends on Common Shares		(44)	(46)
Charges for Normal Course Issuer Bid	(Note 9)	(490)	(120)
Charges for Shares Repurchased and Held	(Note 9)	(70)	—

RETAINED EARNINGS, END OF PERIOD		$7,286	$5,400

See accompanying Notes to Consolidated Financial Statements.

Interim Report
For the period ended March 31, 2005

EnCana Corporation

CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		March 31,	December 31,
($ millions)		2005	2004

ASSETS
Current Assets
Cash and cash equivalents		$441	$602
Accounts receivable and accrued revenues		1,556	1,898
Risk management	(Note 12)	159	336
Inventories		209	513
Assets of discontinued operations	(Note 3)	201	156

		2,566	3,505
Property, Plant and Equipment, net	(Note 2)	23,870	23,140
Investments and Other Assets		372	334
Risk Management	(Note 12)	72	87
Assets of Discontinued Operations	(Note 3)	1,675	1,623
Goodwill		2,515	2,524

	(Note 2)	$31,070	$31,213

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$1,953	$1,879
Income tax payable		384	359
Risk management	(Note 12)	826	241
Liabilities of discontinued operations	(Note 3)	311	280
Current portion of long-term debt	(Note 7)	187	188

		3,661	2,947
Long-Term Debt	(Note 7)	7,695	7,742
Other Liabilities		90	118
Risk Management	(Note 12)	401	192
Asset Retirement Obligation	(Note 8)	639	611
Liabilities of Discontinued Operations	(Note 3)	121	102
Future Income Taxes		4,886	5,193

		17,493	16,905

Shareholders’ Equity
Share capital	(Note 9)	5,210	5,299
Share options, net		—	10
Paid in surplus		60	28
Retained earnings		7,286	7,935
Foreign currency translation adjustment		1,021	1,036

		13,577	14,308

		$31,070	$31,213

See accompanying Notes to Consolidated Financial Statements.

Interim Report
For the period ended March 31, 2005

EnCana Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended
		March 31,
($ millions)		2005	2004

OPERATING ACTIVITIES
Net (loss) earnings from continuing operations		$(125)	$326
Depreciation, depletion and amortization		686	526
Future income taxes	(Note 6)	(288)	(304)
Unrealized loss on risk management	(Note 12)	969	317
Unrealized foreign exchange loss	(Note 5)	18	39
Accretion of asset retirement obligation	(Note 8)	9	6
Gain on dispositions	(Note 4)	—	(34)
Other		39	20

Cash flow from continuing operations		1,308	896
Cash flow from discontinued operations		105	99

Cash flow		1,413	995
Net change in other assets and liabilities		2	(5)
Net change in non-cash working capital from continuing operations		566	239
Net change in non-cash working capital from discontinued operations		(55)	153

		1,926	1,382

INVESTING ACTIVITIES
Capital expenditures	(Note 2)	(1,519)	(1,271)
Proceeds on disposal of assets	(Note 2)	53	25
Dispositions	(Note 4)	—	288
Equity investments		—	40
Net change in investments and other		19	11
Net change in non-cash working capital from continuing operations		155	61
Discontinued operations		(57)	(252)

		(1,349)	(1,098)

FINANCING ACTIVITIES
Net repayment of revolving long-term debt		(33)	(8)
Repayment of long-term debt		(1)	(95)
Issuance of common shares	(Note 9)	101	111
Purchase of common shares	(Note 9)	(760)	(218)
Dividends on common shares		(44)	(46)
Other		(2)	(1)

		(739)	(257)

DEDUCT: FOREIGN EXCHANGE GAIN ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		(1)	—

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(161)	27
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		602	113

CASH AND CASH EQUIVALENTS, END OF PERIOD		$441	$140

See accompanying Notes to Consolidated Financial Statements.

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

1.	BASIS OF PRESENTATION

The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. The Company is in the business of exploration for, and production and marketing of, natural gas, crude oil and natural gas liquids, as well as natural gas storage, natural gas liquids processing and power generation operations.

The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2004.

2.	SEGMENTED INFORMATION

The Company has defined its continuing operations into the following segments:

•	Upstream includes the Company’s exploration for, and development and production of, natural gas, crude oil and natural gas liquids and other related activities. The majority of the Company’s Upstream operations are located in Canada and the United States. International new venture exploration is mainly focused on opportunities in Africa, South America, the Middle East and Greenland.

•	Midstream & Market Optimization is conducted by the Midstream & Marketing division. Midstream includes natural gas storage, natural gas liquids processing and power generation. The Marketing groups’ primary responsibility is the sale of the Company’s proprietary production. The results are included in the Upstream segment. Correspondingly, the Marketing groups also undertake market optimization activities which comprise third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Midstream & Market Optimization segment.

•	Corporate includes unrealized gains or losses recorded on derivative instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Midstream & Market Optimization purchases substantially all of the Company’s North American Upstream production. Transactions between business segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.

Operations that have been discontinued are disclosed in Note 3.

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

2.	SEGMENTED INFORMATION (continued)

Results of Continuing Operations (For the three months ended March 31)

			Midstream & Market
	Upstream		Optimization
	2005	2004	2005	2004

Revenues, Net of Royalties	$2,106	$1,629	$1,527	$1,419
Expenses
Production and mineral taxes	87	54	—	—
Transportation and selling	131	127	5	8
Operating	292	241	83	78
Purchased product	—	—	1,363	1,287
Depreciation, depletion and amortization	660	503	9	7

Segment Income	$936	$704	$67	$39

	Corporate *		Consolidated
	2005	2004	2005	2004

Revenues, Net of Royalties	$(972)	$(318)	$2,661	$2,730
Expenses
Production and mineral taxes	—	—	87	54
Transportation and selling	—	—	136	135
Operating	(3)	(2)	372	317
Purchased product	—	—	1,363	1,287
Depreciation, depletion and amortization	17	16	686	526

Segment Income	$(986)	$(332)	17	411

Administrative			61	49
Interest, net			100	79
Accretion of asset retirement obligation			9	6
Foreign exchange loss			31	59
Stock-based compensation			4	5
Gain on dispositions			—	(34)

			205	164

Net (Loss) Earnings Before Income Tax			(188)	247
Income tax recovery			(63)	(79)

Net (Loss) Earnings From Continuing Operations			$(125)	$326

*	For the three months ended March 31, the unrealized loss on risk management is recorded in the Consolidated Statement of Earnings as follows (see also Note 12):

	2005	2004

Revenues, Net of Royalties — Corporate	$(972)	$(320)
Operating Expenses and Other — Corporate	(3)	(3)

Total Loss on Risk Management — Continuing Operations	$(969)	$(317)

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

2.	SEGMENTED INFORMATION (continued)

Results of Continuing Operations (For the three months ended March 31)

Upstream	Canada		United States
	2005	2004	2005	2004

Revenues, Net of Royalties	$1,426	$1,221	$619	$358
Expenses
Production and mineral taxes	22	20	65	34
Transportation and selling	87	102	44	25
Operating	192	174	44	20
Depreciation, depletion and amortization	462	416	188	82

Segment Income	$663	$509	$278	$197

	Other		Total Upstream
	2005	2004	2005	2004

Revenues, Net of Royalties	$61	$50	$2,106	$1,629
Expenses
Production and mineral taxes	—	—	87	54
Transportation and selling	—	—	131	127
Operating	56	47	292	241
Depreciation, depletion and amortization	10	5	660	503

Segment Income	$(5)	$(2)	$936	$704

					Total Midstream
Midstream & Market Optimization	Midstream		Market Optimization		& Market Optimization
	2005	2004	2005	2004	2005	2004

Revenues	$566	$551	$961	$868	$1,527	$1,419
Expenses
Transportation and selling	—	—	5	8	5	8
Operating	73	71	10	7	83	78
Purchased product	428	449	935	838	1,363	1,287
Depreciation, depletion and amortization	9	7	—	—	9	7

Segment Income	$56	$24	$11	$15	$67	$39

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

2.	SEGMENTED INFORMATION (continued)

Upstream Geographic and Product Information (Continuing Operations) (For the three months ended March 31)

	Produced Gas
Produced Gas	Canada		United States		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$1,133	$936	$564	$330	$1,697	$1,266
Expenses
Production and mineral taxes	16	15	59	31	75	46
Transportation and selling	70	81	44	25	114	106
Operating	121	101	44	20	165	121

Operating Cash Flow	$926	$739	$417	$254	$1,343	$993

	Oil & NGLs
Oil & NGLs	Canada		United States		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$293	$285	$55	$28	$348	$313
Expenses
Production and mineral taxes	6	5	6	3	12	8
Transportation and selling	17	21	—	—	17	21
Operating	71	73	—	—	71	73

Operating Cash Flow	$199	$186	$49	$25	$248	$211

Other & Total Upstream	Other		Total Upstream
	2005	2004	2005	2004

Revenues, Net of Royalties	$61	$50	$2,106	$1,629
Expenses
Production and mineral taxes	—	—	87	54
Transportation and selling	—	—	131	127
Operating	56	47	292	241

Operating Cash Flow	$5	$3	$1,596	$1,207

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

2.	SEGMENTED INFORMATION (continued)

Capital Expenditures (Continuing Operations)

	Three Months Ended
	March 31,
	2005	2004

Upstream
Canada	$1,044	$1,028
United States	412	210
Other Countries	13	15

	1,469	1,253
Midstream & Market Optimization	44	9
Corporate	6	9

Total	$1,519	$1,271

In addition to the capital expenditures, during 2005, EnCana divested of mature conventional oil and natural gas assets and other property, plant and equipment for proceeds of $53 million (2004 - $25 million).

Property, Plant and Equipment and Total Assets

		Property, Plant and Equipment		Total Assets
		As at		As at
		March 31,	December 31,	March 31,	December 31,
		2005	2004	2005	2004

Upstream		$22,806	$22,097	$26,653	$26,118
Midstream & Market Optimization		833	804	1,509	1,904
Corporate		231	239	1,032	1,412
Assets of Discontinued Operations	(Note 3)			1,876	1,779

Total		$23,870	$23,140	$31,070	$31,213

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

3.	DISCONTINUED OPERATIONS

At December 31, 2004, EnCana decided to divest of its Ecuador operations and such operations have been accounted for as discontinued operations. EnCana’s Ecuador operations include the 100 percent working interest in the Tarapoa Block, majority operating interest in Blocks 14, 17 and Shiripuno, the non-operated economic interest in Block 15 and the 36.3 percent indirect equity investment in Oleoducto de Crudos Pesados (OCP) Ltd. (“OCP”), which is the owner of a crude oil pipeline in Ecuador that ships crude oil from the producing areas of Ecuador to an export marine terminal. The Company is a shipper on the OCP Pipeline and pays commercial rates for tariffs. The majority of the Company’s crude oil produced in Ecuador is sold to a single marketing company. Payments are secured by letters of credit from a major financial institution which has a high quality investment grade credit rating.

On December 1, 2004, the Company completed the sale of its 100 percent interest in EnCana (U.K.) Limited for net cash consideration of approximately $2.1 billion. EnCana’s U.K. operations included crude oil and natural gas interests in the U.K. central North Sea including the Buzzard, Scott and Telford oil fields, as well as other satellite discoveries and exploration licenses. A gain on sale of approximately $1.4 billion was recorded. Accordingly, these operations have been accounted for as discontinued operations.

Consolidated Statement of Earnings

The following table presents the effect of the discontinued operations in the Consolidated Statement of Earnings:

	For the three months ended March 31
	Ecuador		United Kingdom		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties *	$191	$79	$—	$41	$191	$120

Expenses
Production and mineral taxes	22	11	—	—	22	11
Transportation and selling	15	19	—	8	15	27
Operating	28	30	—	6	28	36
Depreciation, depletion and amortization	—	65	—	33	—	98
Accretion of asset retirement obligation	—	—	—	1	—	1
Foreign exchange gain	—	—	—	(1)	—	(1)

	65	125	—	47	65	172

Net Earnings (Loss) Before Income Tax	126	(46)	—	(6)	126	(52)
Income tax expense (recovery)	46	(15)	—	(1)	46	(16)

Net Earnings (Loss) From Discontinued Operations	$80	$(31)	$—	$(5)	$80	$(36)

*	Revenues, net of royalties in Ecuador include $23 million of realized losses (2004 - $49 million) and $20 million of unrealized losses (2004 - $47 million) related to derivative financial instruments.

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

3.	DISCONTINUED OPERATIONS (continued)

Consolidated Balance Sheet

The impact of the discontinued operations in the Consolidated Balance Sheet is as follows:

	As at
	March 31, 2005			December 31, 2004
		United			United
	Ecuador	Kingdom	Total	Ecuador	Kingdom	Syncrude	Total

Assets
Cash and cash equivalents	$1	$12	$13	$2	$12	$—	$14
Accounts receivable and accrued revenues	156	12	168	111	13	—	124
Risk management	—	—	—	3	—	—	3
Inventories	20	—	20	15	—	—	15

	177	24	201	131	25	—	156
Property, plant and equipment, net	1,341	—	1,341	1,295	—	—	1,295
Investments and other assets	334	—	334	328	—	—	328

	$1,852	$24	$1,876	$1,754	$25	$—	$1,779

Liabilities
Accounts payable and accrued liabilities	$84	$30	$114	$61	$32	$3	$96
Income tax payable	105	1	106	101	—	—	101
Risk management	92	—	92	72	—	—	72

	281	31	312	234	32	3	269
Asset retirement obligation	22	—	22	22	—	—	22
Future income taxes	99	(1)	98	80	11	—	91

	402	30	432	336	43	3	382

Net Assets of Discontinued Operations	$1,450	$(6)	$1,444	$1,418	$(18)	$(3)	$1,397

Contingencies

In Ecuador, a subsidiary of EnCana has a 40 percent non-operated economic interest in relation to Block 15 pursuant to a contract with a subsidiary of Occidental Petroleum Corporation. In its 2004 filings with Securities regulatory authorities, Occidental Petroleum Corporation indicated that its subsidiary had received formal notification from Petroecuador, the state oil company of Ecuador, initiating proceedings to determine if the subsidiary had violated the Hydrocarbons Law and its Participation Contract for Block 15 with Petroecuador and whether such violations constitute grounds for terminating the Participation Contract.

In its filings, Occidental Petroleum Corporation indicated that it believes it has complied with all material obligations under the Participation Contract and that any termination of the Participation Contract by Ecuador based upon these stated allegations would be unfounded and would constitute an unlawful expropriation under international treaties.

In addition to the above, the Company is proceeding with its arbitration related to value-added tax (“VAT”) owed to the Company and is in discussions related to certain income tax matters related to interest deductibility in Ecuador.

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

4.	DISPOSITIONS

In March 2004, the Company sold its equity investment in a well servicing company for approximately $44 million, recording a pre-tax gain on sale of $34 million.

On February 18, 2004, the Company sold its 53.3 percent interest in Petrovera Resources (“Petrovera”) for approximately $288 million, including working capital adjustments. In order to facilitate the transaction, the Company purchased the 46.7 percent interest of its partner for approximately $253 million, including working capital adjustments, and then sold the 100 percent interest in Petrovera for a total of approximately $541 million, including working capital adjustments. In accordance with full cost accounting for oil and gas activities, proceeds were credited to property, plant and equipment.

5.	FOREIGN EXCHANGE LOSS

	Three Months Ended
	March 31,
	2005	2004

Unrealized Foreign Exchange Loss on Translation of U.S. Dollar Debt Issued in Canada	$18	$39
Realized Foreign Exchange Losses	13	20

	$31	$59

6.	INCOME TAXES

The provision for income taxes is as follows:

	Three Months Ended
	March 31,
	2005	2004

Current
Canada	$186	$222
United States	32	8
Other	7	(5)

Total Current Tax	225	225
Future	(288)	(195)
Future Tax Rate Reductions	—	(109)

Total Future Tax	(288)	(304)

	$(63)	$(79)

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Three Months Ended
	March 31,
	2005	2004

Net Earnings Before Income Tax	$(188)	$247
Canadian Statutory Rate	37.9%	39.1%

Expected Income Tax	(71)	97

Effect on Taxes Resulting from:
Non-deductible Canadian crown payments	42	52
Canadian resource allowance	(48)	(60)
Canadian resource allowance on unrealized risk management losses	18	17
Statutory and other rate differences	(15)	(13)
Effect of tax rate changes	—	(109)
Non-taxable capital gains	5	7
Previously unrecognized capital losses	—	13
Tax basis retained on dispositions	—	(80)
Large corporations tax	4	4
Other	2	(7)

	$(63)	$(79)

Effective Tax Rate	33.5%	(32.0%)

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

7.	LONG-TERM DEBT

	As at	As at
	March 31,	December 31,
	2005	2004

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$1,548	$1,515
Unsecured notes and debentures	1,302	1,309

	2,850	2,824

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	326	399
Unsecured notes and debentures	4,640	4,641

	4,966	5,040

Increase in Value of Debt Acquired *	66	66
Current Portion of Long-Term Debt	(187)	(188)

	$7,695	$7,742
-

*	Certain of the notes and debentures of EnCana were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 22 years.

8.	ASSET RETIREMENT OBLIGATION

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

	As at	As at
	March 31,	December 31,
	2005	2004

Asset Retirement Obligation, Beginning of Year	$611	$383
Liabilities Incurred	30	98
Liabilities Settled	(5)	(16)
Liabilities Disposed	—	(35)
Change in Estimated Future Cash Flows	(3)	124
Accretion Expense	9	22
Other	(3)	35

Asset Retirement Obligation, End of Period	$639	$611

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

9.	SHARE CAPITAL

	March 31, 2005		December 31, 2004
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	450.3	$5,299	460.6	$5,305
Shares Issued under Option Plans	2.8	101	9.7	281
Shares Repurchased	(12.3)	(190)	(20.0)	(287)

Common Shares Outstanding, End of Period	440.8	$5,210	450.3	$5,299

During the quarter, the Company purchased 12,255,029 Common Shares for total consideration of approximately $760 million. Of the amount paid, $190 million was charged to Share capital, $10 million was charged to Paid in surplus and $560 million was charged to Retained earnings. Included in the above are 1.3 million Common Shares which have been repurchased by a wholly owned Trust and are held for issuance upon vesting of units under EnCana’s Performance Share Unit plan (see Note 10).

On October 26, 2004, the Company received regulatory approval for a new Normal Course Issuer Bid commencing October 29, 2004. Under this bid, the Company may purchase for cancellation up to 23,114,500 of its Common Shares, representing five percent of the approximately 462.29 million Common Shares outstanding as of the filing of the bid on October 22, 2004. On February 4, 2005, the Company received regulatory approval for an amendment to the Normal Course Issuer Bid which increases the number of shares available for purchase from five percent of the issued and outstanding Common Shares to ten percent of the public float of Common Shares (a total of approximately 46.1 million Common Shares). The current Normal Course Issuer Bid expires on October 28, 2005.

The Company has stock-based compensation plans that allow employees and directors to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the grant date. Options granted under predecessor and/or related company replacement plans expire up to ten years from the date the options were granted.

The following tables summarize the information about options to purchase Common Shares that do not have Tandem Share Appreciation Rights (“TSAR’s”) attached to them at March 31, 2005. Information related to TSAR’s is included in Note 10.

		Weighted
	Stock	Average
	Options	Exercise
	(millions)	Price (C$)

Outstanding, Beginning of Year	18.1	46.29
Exercised	(2.8)	44.34
Forfeited	(0.1)	43.54

Outstanding, End of Period	15.2	46.67

Exercisable, End of Period	8.0	45.43

	Outstanding Options			Exercisable Options
		Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price	(millions)	Life (years)	Price (C$)	(millions)	Price (C$)

20.00 to 24.99	0.5	3.7	22.84	0.5	22.84
25.00 to 29.99	0.2	1.9	26.20	0.2	26.20
30.00 to 43.99	0.3	1.6	40.00	0.3	39.61
44.00 to 53.00	14.2	2.2	48.01	7.0	47.92

	15.2	2.3	46.67	8.0	45.43

EnCana has recorded stock-based compensation expense in the Consolidated Statement of Earnings for stock options granted to employees and directors in 2003 using the fair-value method. Stock options granted in 2004 and 2005 have an associated Tandem Share Appreciation Right attached. Compensation expense has not been recorded in the Consolidated Statement of Earnings related to stock options granted prior to 2003. If the Company had applied the fair-value method to options granted prior to 2003, pro forma Net Earnings and Net Earnings per Common Share for the three months ended March 31, 2005 would be unchanged (2004 - $281 million; $0.61 per common share - basic; $0.60 per common share - diluted).

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

10.	COMPENSATION PLANS

The tables below outline certain information related to EnCana’s compensation plans at March 31, 2005. Additional information is contained in Note 16 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2004.

A)	Pensions

The following table summarizes the net benefit plan expense:

	Three Month Ended
	March 31,
	2005	2004

Current Service Cost	$2	$2
Interest Cost	3	3
Expected Return on Plan Assets	(3)	(3)
Amortization of Net Actuarial Loss	1	1
Amortization of Transitional Obligation	(1)	(1)
Amortization of Past Service Cost	1	—
Expense for Defined Contribution Plan	5	3

Net Benefit Plan Expense	$8	$5

The Company previously disclosed in its annual audited Consolidated Financial Statements for the year ended December 31, 2004 that it expected to contribute $6 million to its defined benefit pension plans in 2005. At March 31, 2005, no contributions have been made.

B)	Share Appreciation Rights (“SAR’s”)

The following table summarizes the information about SAR’s at March 31, 2005:

		Weighted
		Average
	Outstanding	Exercise
	SAR's	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	465,255	36.61
Exercised	(268,558)	29.81

Outstanding, End of Period	196,697	45.89

Exercisable, End of Period	196,697	45.89

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	385,930	28.80
Exercised	(73,760)	28.99

Outstanding, End of Period	312,170	28.75

Exercisable, End of Period	312,170	28.75

During the quarter, EnCana recorded compensation costs of $9 million related to the outstanding SAR’s (2004 - $2 million).

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

10.	COMPENSATION PLANS (continued)

C)	Tandem Share Appreciation Rights (“TSAR’s”) (continued)

The following table summarizes the information about Tandem SAR’s at March 31, 2005

		Weighted
		Average
	Outstanding	Exercise
	TSAR’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	867,500	55.54
Granted	3,262,806	76.51
Exercised	(12,300)	52.99
Forfeited	(69,620)	60.59

Outstanding, End of Period	4,048,386	72.35

Exercisable, End of Period	38,595	53.85

During the quarter, EnCana recorded compensation costs of $5 million related to the outstanding TSAR’s (2004 — nil).

D)	Deferred Share Units (“DSU’s”)

The following table summarizes the information about DSU’s at March 31, 2005

		Weighted
		Average
	Outstanding	Exercise
	DSU’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	375,306	49.61
Granted, Directors	23,806	85.43
Units, in Lieu of Dividends	562	85.43

Outstanding, End of Period	399,674	51.79

Exercisable, End of Period	318,208	55.05

During the quarter, EnCana recorded compensation costs of $5 million related to the outstanding DSU’s (2004 — $3 million).

E)	Performance Share Units (“PSU’s”)

The following table summarizes the information about PSU’s at March 31, 2005:

		Weighted
		Average
	Outstanding	Exercise
	PSU’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	1,647,103	53.42
Granted	852,941	76.51
Forfeited	(14,277)	56.48

Outstanding, End of Period	2,485,767	61.32

Exercisable, End of Period	—	—

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	224,615	41.12
Granted	193,193	61.95
Forfeited	(8,163)	55.07

Outstanding, End of Period	409,645	50.66

Exercisable, End of Period	—	—

During the quarter, EnCana recorded compensation costs of $14 million related to the outstanding PSU’s (2004 — nil).

At March 31, 2005, EnCana has approximately 1.3 million Common Shares held in trust for issuance upon vesting of the PSU’s.

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

11.	PER SHARE AMOUNTS

The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended
	March 31,
(millions)	2005	2004

Weighted Average Common Shares Outstanding — Basic	445.9	460.9
Effect of Dilutive Securities	8.6	6.2

Weighted Average Common Shares Outstanding — Diluted	454.5	467.1

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

As discussed in Note 2 to the annual audited Consolidated Financial Statements for the year ended December 31, 2004, on January 1, 2004, the fair value of all outstanding financial instruments that were not considered accounting hedges was recorded in the Consolidated Balance Sheet with an offsetting net deferred loss amount (the “transition amount”). The transition amount is recognized into net earnings over the life of the related contracts. Changes in fair value after that time are recorded in the Consolidated Balance Sheet with an associated unrealized gain or loss recorded in net earnings. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third party market indications and forecasts.

At March 31, 2005, a net unrealized gain remains to be recognized over the next four years as follows:

Unrealized
Gain (Loss)

2005
Three months ended June 30, 2005	$14
Three months ended September 30, 2005	9
Three months ended December 31, 2005	9

Total remaining to be recognized in 2005	$32

2006	$24
2007	15
2008	1

Total to be recognized in 2006 through to 2008	$40

Total to be recognized	$72

Total to be recognized — Continuing Operations	$73
Total to be recognized — Discontinued Operations	(1)

$72

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2005 to March 31, 2005:

	Net Deferred
	Amounts		Total
	Recognized	Fair Market	Unrealized
	on Transition	Value	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$(72)	$(189)

Change in Fair Value of Remaining Contracts in Place at Transition	—	(2)	$(2)
Fair Value of Contracts Entered into Since January 1, 2004	—	(987)	(987)

Fair Value of Contracts Outstanding	$(72)	$(1,178)	$(989)

Unamortized Premiums Paid on Collars and Options		90

Fair Value of Contracts Outstanding and Premiums Paid, End of Period		$(1,088)

Amounts Allocated to Continuing Operations	$(73)	$(996)	$(969)
Amounts Allocated to Discontinued Operations	1	(92)	(20)

	$(72)	$(1,088)	$(989)

The total realized loss recognized in net earnings from continuing operations for the three months ended March 31, 2005 was $10 million ($15 million, before tax).

At March 31, 2005, the net deferred amounts recognized on transition and the risk management amounts are recorded in the Consolidated Balance Sheet as follows:

As at
March 31, 2005

Remaining Deferred Amounts Recognized on Transition
Accounts receivable and accrued revenues	$3
Investments and other assets	1

Accounts payable and accrued liabilities	40
Other liabilities	37

Net Deferred Gain — Continuing Operations	$73
Net Deferred Loss — Discontinued Operations	(1)

$72

Risk Management
Current asset	$159
Long-term asset	72

Current liability	826
Long-term liability	401

Net Risk Management Liability — Continuing Operations	$(996)
Net Risk Management Liability — Discontinued Operations	(92)

$(1,088)

A summary of all unrealized estimated fair value financial positions is as follows:

As at
March 31, 2005

Commodity Price Risk
Natural gas	$(739)
Crude oil	(285)
Power	5
Interest Rate Risk	23

Total Fair Value Positions — Continuing Operations	$(996)
Total Fair Value Positions — Discontinued Operations	(92)

$(1,088)

Information with respect to power and interest rate risk contracts in place at December 31, 2004 is disclosed in Note 17 to the Company’s annual audited Consolidated Financial Statements. No significant new contracts have been entered into as at March 31, 2005.

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Natural Gas

At March 31, 2005, the Company’s gas risk management activities from financial contracts had an unrealized loss of $798 million and a fair market value position of $(739) million. The contracts were as follows:

	Notional
	Volumes				Fair Market
	(MMcf/d)	Term	Average Price		Value

Sales Contracts
Fixed Price Contracts
NYMEX Fixed Price	485	2005	6.43	US$/Mcf	$(194)
Colorado Interstate Gas (CIG)	114	2005	4.87	US$/Mcf	(68)
Other	110	2005	5.21	US$/Mcf	(65)
NYMEX Fixed Price	525	2006	5.66	US$/Mcf	(373)
Colorado Interstate Gas (CIG)	100	2006	4.44	US$/Mcf	(87)
Other	171	2006	4.85	US$/Mcf	(144)
Collars and Other Options
Purchased NYMEX Put Options	901	2005	5.47	US$/Mcf	(53)
NYMEX 3-Way Call Spread	180	2005	5.00/6.69/7.69	US$/Mcf	(39)
Purchased NYMEX Put Options	210	2006	5.00	US$/Mcf	(15)
Basis Contracts
Fixed NYMEX to AECO Basis	881	2005	(0.66)	US$/Mcf	54
Fixed NYMEX to Rockies Basis	254	2005	(0.48)	US$/Mcf	21
Other	474	2005	(0.49)	US$/Mcf	7
Fixed NYMEX to AECO Basis	703	2006	(0.65)	US$/Mcf	54
Fixed NYMEX to Rockies Basis	312	2006	(0.57)	US$/Mcf	18
Fixed NYMEX to CIG Basis	279	2006	(0.83)	US$/Mcf	(5)
Other	182	2006	(0.36)	US$/Mcf	3
Fixed Rockies to CIG Basis	12	2007	(0.10)	US$/Mcf	—
Fixed NYMEX to AECO Basis	345	2007-2008	(0.65)	US$/Mcf	36
Fixed NYMEX to Rockies Basis	252	2007-2008	(0.58)	US$/Mcf	23
Fixed NYMEX to CIG Basis	115	2007-2009	(0.69)	US$/Mcf	6
Purchase Contracts
Fixed Price Contracts
Waha Purchase	27	2005	5.90	US$/Mcf	11
Waha Purchase	23	2006	5.32	US$/Mcf	15

					(795)
Other Financial Positions (1)					(3)

Total Unrealized Loss on Financial Contracts					(798)
Unamortized Premiums Paid on Options					59

Total Fair Value Positions					$(739)

(1)	Other financial positions are part of the ongoing operations of the Company’s proprietary production management and gas storage optimization activities.

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Crude Oil

At March 31, 2005, the Company’s oil risk management activities from financial contracts had an unrealized loss of $408 million and a fair market value position of $(377) million. The contracts were as follows:

	Notional
	Volumes		Average Price	Fair Market
	(bbl/d)	Term	(US$/bbl)	Value

Fixed WTI NYMEX Price	41,000	2005	28.41	$(311)
Costless 3-Way Put Spread	9,000	2005	20.00/25.00/28.78	(66)
Unwind WTI NYMEX Fixed Price	(4,500)	2005	35.90	25
Purchased WTI NYMEX Call Options	(38,000)	2005	49.76	77
Purchased WTI NYMEX Put Options	35,000	2005	40.00	(16)

Fixed WTI NYMEX Price	15,000	2006	34.56	(109)
Purchased WTI NYMEX Put Options	22,000	2006	27.36	(7)

				(407)
Other Financial Positions (1)				(1)

Total Unrealized Loss on Financial Contracts				(408)
Unamortized Premiums Paid on Options				31

Total Fair Value Positions				$(377)

Total Fair Value Positions — Continuing Operations				(285)
Total Fair Value Positions — Discontinued Operations				(92)

				$(377)

(1)	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.

13.	RECLASSIFICATION

Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2005.